For period ending October 31, 2001			Exhibit 77K

File number 811- 7540



Global High Income Dollar Fund Inc.


On July 25, 2001, the Board of Directors of the Fund, upon the recommendation of the Board's Audit Committee, determined not to retain PricewaterhouseCoopers ("PwC") and approved a change of the Fund's independent auditors to Ernst & Young LLP. For the fiscal years ended October 31, 2000 and October 31, 1999, PwC's audit reports contained no adverse opinion or disclaimer of opinion; nor were their reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, there were no disagreements between the Fund and PwC on accounting principles or practices, financial statement disclosure or audit scope or procedure, which if not resolved to the satisfaction of PwC would have caused them to make reference to the disagreement in their report.